3-1

02020456

RECD S.E.C.
MAR 8 2002
078

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAR 13 2002
THOMSON FINANCIAL P

For the month of
March 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 6 March 2002

By: ______________________

Title: Deputy Group Company Secretary

GROUP SECRETARIAL

TEL 020 7220 7588
DX 137941 FINSBURY 6
www.prudential.co.uk

PRUDENTIAL

Filing Desk
450 Fifth Street NW
Securities and Exchange Commission
Washington DC 20549
USA

RECEIVED
MAR 08 2002
143

020 7548 6027

Group Secretarial/JW
6 March 2002

Dear Sirs

Report on Form 6-K for Prudential plc

Pursuant to Rule 13a-16 of the Securities and Exchange Act 1934, as amended, we enclose one manually signed and seven copies of Prudential plc's report on Form 6-K for 5 March 2002. Concurrently with this filing, we are submitting one original and two copies of this report on Form 6K to the New York Stock Exchange.

Please acknowledge safe receipt of this filing by date stamping the enclosed copy of this letter and returning it to Miss Jennie Webb, Group Secretarial, Prudential plc, Laurence Pountney Hill, London EC4R 0HH, United Kingdom

In the event of any queries, please do not hesitate to contact me by telephone on +44 20 7548 6027 or by fax on +44 20 7548 3739.

Yours faithfully,

Jennie Webb
Group Secretarial

Encs

5 March 2002

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

No of Reports in announcement: 1

1. Name of director:

   Philip Broadley

2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

   Non-beneficial interest

3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

   Greenwood Nominees Limited

4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

   Eastbourne College - see additional information

5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/non-discretionary:

   Disclosure of interest in shares by connected person

6. Number of shares/amount of stock acquired:

   N/A

7. Percentage of issued class:

   N/A

8. Number of shares/amount of stock disposed:

   See additional information

9. Percentage of issued class:

   Less than 0.0003%

10 Class of security:

   Shares of 5p each

11 Price per share:

   See additional information

12 Date of transaction:

See additional information

13 Date company informed:

5 March 2002

14 Total holding following this transaction:

Beneficial: 81,326

Non-beneficial: NIL

15 Total percentage holding of issued class following this notification:

Beneficial: Less than 0.005%

Non-beneficial: NIL

If a director has been granted options by the company, please complete the following fields:

16 Date of grant:

N/A

17 Period during which or date on which exercisable:

N/A

18 Total amount paid (if any) for grant of the option:

N/A

19 Description of shares or debentures involved: class, number:

N/A

20 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

21 Total number of shares or debentures over which options held following this notification:

N/A

Additional information:

The disposal of 3,300 of the shares in question was a disposal on behalf of Eastbourne College (Inc). Mr Broadley had no involvement in the decision to dispose of the shares in question.

The disposal was as follows:

900 shares (£7.93) 18 January 2002

700 shares (£7.90) 25 January 2002

1,700 shares (£6.31) 28 February 2002

The disposal of 1,600 of the shares in question was a disposal on behalf of Eastbourne College (Rule Bequest Fund). Mr Broadley had no involvement in the decision to dispose of the shares in question.

The disposal was for 1,600 shares on 28 February 2002. The consideration per share was £6.31.

-ENDS-

Contact name for Enquiries

Jennie Webb

020 7548 6027

Company official responsible for making notification

Tony Lee, Deputy Group Secretary

020 7548 3805